1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 9, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The content of the following information published by Aluminum Corporation of China Limited* on the website of the Shanghai Stock Exchange is set out herein for reference purpose only.

By order of the board of directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 August 2013

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang and Mr. MA Si-hang, Frederick (Independent Non-executive Directors).

* For identification purpose only

Stock Code: 601600	Stock Name: Chalco	Announcement No.: Lin 2013-40

Aluminum Corporation of China Limited* (the "Company")
Announcement on New Method for Amortization of Coal Mining Rights

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept joint responsibility for any misrepresentation or misleading statement contained in or material omission from this announcement.

I.	SUMMARY OF THE NEW ACCOUNTING ESTIMATION METHOD

Pursuant to the relevant stipulations in the Accounting Standards for Business Enterprises No. 6-- Intangible Assets, the method chosen by enterprises for the amortization of an intangible asset shall reflect the expected form of the realization of the economic benefits in relation to such intangible asset. In case the expected form of realization could not be ascertained reliably, the straight-line method shall be applied for amortization.

On 23 January 2013, the Company acquired 70.82% equity interest in (Ningxia Electric Power Group Co., Ltd. ) (now renamed as (Chalco Ningxia Energy Group Limited)), which has been included into the scope of the consolidated statements of the Company. Given that most energy companies adopt the unit-of-production amortization method, the Company, upon consolidation of Chalco Ningxia Energy Group Limited, applied a new accounting policy, i.e., "the accounting policy to adopt unit-of-production method for amortization of coal mining rights", effective from 1 February 2013.

II.	IMPACT OF THE NEW ACCOUNTING ESTIMATION METHOD ON THE COMPANY

According to the preliminary calculation by the finance department of the Company and based on the estimate of coal output of 8,000,000 tonnes by the enterprises of the Company, the amortization of coal mining rights of the Company for 2013 will be approximately RMB110,000,000. The new accounting estimation method makes no retroactive adjustments to the financial reports of previous years, and therefore will have no impact on the financial reports previously disclosed.

III.	DOCUMENTS AVAILABLE FOR INSPECTION

Resolutions Passed at the Third Meeting of the Fifth Session of the Board of Directors of Aluminum Corporation of China Limited*.

The Board of
Aluminum Corporation of China Limited*
9 August 2013

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary